                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14F-1


                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER


                           ESENJAY EXPLORATION, INC.
        (Exact name of registrant as specified in its corporate charter)


                                    0-80243
                              Commission File No.


       Delaware                                           73-1421000
(State of Incorporation)                      (IRS Employer Identification No.)



                     500 NORTH WATER STREET, SUITE 1100 S.
                          Corpus Christi, Texas 78471
                    (Address of principal executive offices)


                                 (361) 883-7464
                           (Issuers telephone number)

                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

                             ---------------------

             NO VOTE OR OTHER ACTION OF ESENJAY EXPLORATION, INC.'S
                STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS
             INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED
                   AND YOU ARE REQUESTED NOT TO SEND A PROXY
                          TO ESENJAY EXPLORATION, INC.

                             ---------------------

     This Amended and Restated Information Statement ("Information Statement") is being mailed on or about April 19, 2002, to the holders of record of shares of common stock, par value $0.01 per share ("Common Stock"), of Esenjay Exploration, Inc., a Delaware corporation (the "Company"). This Information Statement amends and restates the prior information statement mailed on or about April 16, 2002 to the holders of record of shares of Common Stock.

     You are receiving this Information Statement in connection with the possible election or appointment of persons designated by ECM Acquisition Company, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Santos America and Europe Corporation, a Delaware corporation ("Parent"), to a majority of seats on the Company's Board of Directors. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the
Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 26, 2002 as amended by Amendment No. 1 thereto filed with the Commission on April 16, 2002 (as amended, the "Schedule 14D-9").

     The Company, Parent and Purchaser entered into an Agreement dated as of March 17, 2002 (the "Agreement"), pursuant to which the Purchaser commenced an offer to purchase all of the Company's outstanding shares of Common Stock (the "Offer"). The Offer is currently scheduled to expire at 12:00 midnight, New York time, on April 22, 2002. The Offer and the Merger are more fully described in the Schedule 14D-9.

     The Agreement requires the Company to cause directors designated by the Purchaser to be elected to the Board of Directors under the circumstances described therein upon the acceptance for payment of, and payment by the Purchaser for, any shares of Common Stock pursuant to the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1, promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent.

                   CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES OF THE COMPANY

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of March 28, 2002, there were 19,140,667 shares of Common Stock outstanding.

RIGHT TO DESIGNATE DIRECTORS AND PURCHASER'S DESIGNEES

     The Agreement provides that, promptly upon the acceptance and payment of the Common Stock tendered in the Offer, the Purchaser will be entitled to designate such number of members of the Company's board as will give the Purchaser a majority of the members of the whole Company board, and the Company will cause Purchaser's nominees to be elected by the then constituted Company board. However, if the Purchaser's nominees are elected, then until such time as the Merger of the Company with the Purchaser becomes effective under the DGCL, the Company board must have at least two independent directors.

     Prior to the effective time of the merger, the Company may not:

     - amend or terminate the Agreement,

     - extend the time for the performance of any of the obligations or other acts of any party,

     - waive any inaccuracies in the representations and warranties the Agreement contains, or

     - waive compliance with any of the covenants or other agreements or conditions the Agreement contains,

     unless a majority of the independent directors then in office, as well as a majority of the Company's whole board of directors, shall have duly authorized that action.

     The Purchaser has informed the Company that it will choose the Purchaser's designees from the persons listed below. The Purchaser has further informed the Company that each of the individuals listed below has consented to act as a director, if so designated. None of the Purchaser's designees currently is a director of or holds any position with the Company other than pursuant to the Option Agreement (discussed below). The Purchaser has advised the Company that, to the best of the Purchaser's knowledge, none of the Purchaser's designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company other than pursuant to the Option Agreement (discussed below), nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than have been described in the Schedule TO filed with the Commission by the Purchaser on March 26, 2002, as amended by Amendment No. 1 filed by the Purchaser, Parent and Santos International Holdings Pty Ltd on April 15, 2002, and Amendment No. 2 filed on April 16, 2002, or the
Schedule 14D-9.

     The Purchaser has informed the Company that the name, age, position with the Purchaser, Parent, or an affiliate thereof, and five year employment history of each of the Purchaser's designees is set forth below:

     KATHLEEN A. HOGENSON, age 41 has a B.S. in Chemical Engineering from Ohio State University. Ms. Hogenson has been a Director and President of Parent since May 2001. Ms. Hogenson is also director and President of Santos USA Corp., a position she has held since May of 2001. From January 1998 to May 2001, Ms. Hogenson served as Vice President of Engineering and Technology with Unocal Corporation at 14141 Southwest Freeway, Sugar Land, Texas 77478. In her 3 years at Unocal she also served as Global Chief Reservoir Engineer and Manager of Reservoir/Petrophysics Technology. Prior to that time, Ms. Hogenson served as Engineering Manager (August 1997 to January 1998) and Consulting Engineering Manager (March 1997 to July 1997) with Forest Oil International. From September 1985 to February 1997, Ms. Hogenson served as Business Unit Manager, Manager of Completions, Reservoirs & Economics and various operations positions, with Maxus/YPF.

     PETER R. ROBINSON, age 53, an Australian Citizen, has a Bachelor of Arts in Accounting from South Australia Institute of Technology and is qualified as a CPA in Australia. Mr. Robinson joined Santos Ltd in December 1981 as Corporate Planner, and participated in identifying/analyzing investment opportunities, which resulted in the acquisition of Reef Oil NL, and Alliance Oil Development Ltd. Mr. Robinson has also held the positions of Assistant Group Secretary and Secretary of Santos Subsidiaries, Manager, Operations Accounting, and Controller, Group Financial Planning. In July 1995, Mr. Robinson accepted an appointment as Chief Financial Officer of Santos USA Corp. He was named Vice President Finance & Planning of Santos USA Corp. in February 2002, and is responsible for finance, accounting, business development and planning activities. He also serves as Secretary for Parent and Santos USA Corp. Before joining Santos, Mr. Robinson worked for the Commercial Bank of Australia Ltd. from 1965 to 1981 including six years in their Melbourne Corporate Office. Mr. Robinson also served in the Australian Army from 1969-1971 spending 12 months of that time in South Vietnam.

     BILL E. HOGENSON, age 50, holds a B.S. in Geology from Lamar University. Mr. Hogenson joined Santos USA Corp. as a consultant in January 2001 and was named Vice President Exploration & Production later in August 2001. Before joining Santos USA Corp., he worked for Exxon on exploration and production projects in the North Sea, West Africa, Colombia, Spain and France. His experience includes positions with Phillips Petroleum, Amoco Corporation, and Maxus Energy on projects focused on Eastern Europe, North Africa, and Ecuador. In 1997, he worked for Forest Oil and opened their first international exploration office in Houston, Texas. He joined Unocal in 1998 and participated in the development of their North Latin American New Ventures efforts. Mr. Hogenson formed a business venture in 2000 focused on e-business concepts for the energy industry through venture capital firms and business management advisors working through Rice University in Houston, Texas.

     DAVID R. CAPE, age 42, holds a B.A. in Petroleum Land Management from the University of Oklahoma and is a Certified Professional Landman. Mr. Cape began consulting for Santos USA Corp. in 1999 and officially joined Santos USA Corp. as Land Manager in October 2001. He is primarily responsible for all land-related activities associated with Santos USA Corp.'s projects, including coordination of joint ventures, property acquisitions and sales, contract negotiations, and supervision of the land support staff. Before joining Santos USA Corp., Mr. Cape was with Sonat Exploration Company, where he was responsible for land related activities in several onshore U.S. basins and the offshore Gulf of Mexico. Before Sonat, Mr. Cape was with TXO Production Corp.'s Fort Smith, Arkansas district office. Mr. Cape has been active in the American Association of Professional Landmen, chairing several committees and serving as First Vice President and President (1997-1999) of this 7,000 member international association. Mr. Cape is also a past director of the North American Prospect Expo (NAPE).

              THE CURRENT DIRECTORS AND EXECUTIVES OF THE COMPANY

     The following table sets forth certain information regarding the Company's directors and executive officers.

NAME                             AGE                         POSITION
----                             ---                         --------
David W. Berry(1)(6)...........  52    Chairman of the Board
Alex M. Cranberg(1)(2)(4)......  47    Vice Chairman of the Board
Michael E. Johnson(1)(4).......  54    Director, President and Chief Executive Officer
Alex B. Campbell(3)(6).........  44    Director
William D. Dodge, III(2)(5)....  49    Director
Jack P. Randall(1)(3)(4).......  52    Director
Hobart A. Smith(2)(3)(5).......  65    Director
Jeffrey B. Pollicoff(6)........  49    Director
David B. Christofferson........  53    Senior Vice President, Secretary and General Counsel
Dale W. Alexander..............  46    Vice President -- Exploitation
William L. Jackson.............  46    Senior Vice President -- Operations

---------------

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Director whose term expires in 2003

(5) Director whose term expires in 2004

(6) Director whose term expires in 2002

     David W. Berry, age 52, served president of the Company from the incorporation of its predecessor in August 1988 until May 14, 1998, and has served as chairman of the board of directors since 1991. In 1978, he formed Berry Petroleum Corporation, which was a regional natural gas and oil exploration company. In 1976 he co-founded Vulcan Energy Corporation, a Tulsa, Oklahoma based exploration and production company. Mr. Berry has served as the state finance chairman of the Oklahoma State Republican Party, as a trustee for the Oklahoma Museum of Art and on the United States Senatorial Trust Committee. Mr. Berry is a member of the Texas Independent Producers and Royalty Owners Association.

     Alex M. Cranberg, age 47, has been a director since May 14, 1998. He has been president of Aspect Management Corporation and the manager of Aspect Energy, LLC since its inception. He joined Houston Oil and Minerals Corp. in 1977, where he served in various engineering and financial roles. He managed the oil and gas portfolio of General Atlantic Partners, a private investment firm. He is on the board of directors of Brigham Exploration, Inc., a public company. He received a BS in petroleum engineering from the University of Texas and an MBA from Stanford University.

     Michael E. Johnson, age 54, has been a director, president and chief executive officer since May 14, 1998. He was president of Esenjay Petroleum Corporation from 1978 until joining the Company. Mr. Johnson was an operations engineer for Atlantic Richfield Co. from 1971 to 1976 and worked for Tana Oil and Gas before co-founding Esenjay Petroleum Corporation, where he has managed all exploration activities, coordinated outside technical support and raised capital from industry partners. He received a BS degree in mechanical engineering from the University of Southwestern Louisiana in 1971.

     Alex B. Campbell, age 44, has been a director of the Company since May 14, 1998. He has been an officer of Aspect Management Corporation since August 1996 and is currently an executive vice president responsible for land and corporate development and legal issues. He served as landman for Grynberg Petroleum and TXO Production Corp. from 1980 to 1984, focusing on the Rocky Mountain Region, then as division landman for Lario Oil & Gas Company from 1984 to 1996, where he was responsible for administration, prospect marketing, contract lease negotiation, exploration permitting, surface owner negotiations and property acquisition negotiation and due diligence. He has a BA in business/pre-law from Colorado State University, and an MBA from Colorado State University.

     William D. Dodge III, age 49, has been a director since May 14, 1998. He is currently the principal of the Dodge Company, an insurance and financial consulting firm in Corpus Christi, Texas. He was regional president of Pacific Southwest Bank, Corpus Christi, Texas from 1995 until 2001. He was active in banking since 1977, including serving as president of The Bank of Robstown, Texas from 1982 until 1995. He also serves in a number of civic roles, including as commissioner and former chairman of the Port of Corpus Christi Authority, and serving on the board of directors of Northwest Regional Hospital. Mr. Dodge is a member of the Editorial Review Board SAM Advanced Management Journal at the Texas A&M University -- Corpus Christi College of Business. He received a BA degree from the University of Texas at Austin and is a graduate of the Southwestern Graduate School of Banking, Southern.

     Jack P. Randall, age 52, has been a director since May 14, 1998. He is co-founder and president of Houston-based Randall & Dewey, Inc., a full-service transaction advisory firm focusing on upstream oil and gas mergers, acquisitions, divestments, trades and alliances. Its clients include a cross section of companies ranging from the major oil companies to small private independents. Before co-founding Randall & Dewey, Mr. Randall was with Amoco Production Company for 15 years. He held his last position, manager of acquisitions and divestments, for seven years. He is a member of the board of directors of Cross Timbers Oil Company; the Engineering Foundation Advisory Committee at the University of Texas as well as past chairman of the Petroleum Engineering Visiting Committee. Mr. Randall is also on the board of directors of the Sam Houston Council of the Boy Scouts of America as well as district chairman of the Rising Star District; the M.D. Anderson Cancer Center Board of Visitors as well as being a member of the SPE, API and IPAA. Mr. Randall is a graduate of the University of Texas (Austin) with a BS in engineering (1972) and an MS in engineering (1975).

     Hobart A. Smith, age 65, has been a director since May 14, 1998. He has served as a director of Harken Energy Corporation since 1997 and a consultant to Smith International, Inc. since 1991. From 1987 to 1991, Mr. Smith was vice president of customer relations for Smith International, Inc. From 1965 to 1987, he held numerous positions, including many executive offices with Smith Tool, Inc., a subsidiary of Smith Interna-tional, Inc. Mr. Smith has more than 30 years of experience in the oil services industry. Mr. Smith received a BA from Claremont McKenna College.

     Jeffrey B. Pollicoff, age 49, has been a director since November 10, 1999. Mr. Pollicoff has been the managing partner of Pollicoff, Smith & Remels, L.L.P. since 1991, and has been at that firm since 1982. From 1981 to 1982, Mr. Pollicoff served as executive vice president of Norris Petroleum Company and Care Drilling Company. From 1979 to 1981, Mr. Pollicoff served as vice president and energy loan officer for Texas Commerce Bank. From 1974 to 1979, he held several engineering positions at Atlantic Richfield Corporation. Mr. Pollicoff is a member of the American Bar Association, State Bar of Texas, Houston Bar Association and College of the State Bar of Texas. He received a BS decree in electrical engineering from Texas A&M University in 1974 and a J.D. from the University of Houston Law School in 1980.

     David B. Christofferson, age 53, joined the Company in 1989 and served as a director until May 14, 1998. Mr. Christofferson currently is Senior Vice President, Secretary and General Counsel of the Company. He also serves as its Principal Financial Officer. Mr. Christofferson has been active in the natural gas and oil industry for over 20 years. He also served as General Counsel to two independent natural gas and oil companies and to a natural gas marketing company. Mr. Christofferson is a member of the Texas Independent Producers and Royalty Owners Association. He received a BBA in finance and a Juris Doctor from the University of Oklahoma. He also received a Masters of Divinity degree from Phillips University. He is admitted to practice law in Oklahoma.

BOARD COMMITTEES AND MEETINGS

     Meetings. During the year ended December 31, 2001, the board of directors held five formal meetings and acted through unanimous written consent on three occasions. Each director attended at least 75% of the meetings of the board of directors and at least 75% of meetings of all committees of the board of directors on which the director served.

     Committees. In order to facilitate the various functions of the board of directors, the board has created standing executive, audit and compensation committees. The board does not currently have a nominating committee.

          Executive Committee. The executive committee, which consists of Messrs. Berry, Johnson, Cranberg and Randall, may take such actions as the board delegates to it. The executive committee held three meetings in 2001.

          Audit Committee. The audit committee, which consists of Messrs. Cranberg, Dodge and Smith, meets with our independent auditors to review financial results, internal financial controls and procedures, and audit plans and recommendations. It also recommends the selection, retention or termination of our independent public accountants, approves services provided by the independent public accountants before providing those services and evaluates the possible effect the performance of the services will have on their independence. The audit committee has adopted a charter, a copy of which is attached as Exhibit A to the Company's Proxy Statement which was filed with the Securities and Exchange Commission on August 1, 2001. Two members of the audit committee are independent for purposes of Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. The audit committee met five times in 2001.

          Audit Committee Report. The audit committee is composed of three directors, a majority of whom are independent, whose names appear below. The audit committee operates under a written charter adopted by the board of directors on June 7, 2000, in accordance with applicable rules of the Securities and Exchange Commission. A copy of that Charter was attached to the Company's proxy statement filed August 1, 2001 where it appeared as Exhibit A. The audit committee's general role is to assist the board of directors in overseeing our financial reporting process and related matters. Our independent accountants are responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and to issue a report on those financial statements.

     The audit committee's responsibility is to monitor and oversee that process. The audit committee also recommends to the board of directors the selection of our independent accountants.

          The audit committee has reviewed and discussed with management our consolidated financial statements as of and for the fiscal year ended December 31, 2001. The audit committee has discussed with the independent public accountants the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380), as amended. Additionally, the audit committee has received the written disclosures and a letter from our independent accountants, Deloitte & Touche, LLP, required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended, and has discussed with Deloitte & Touche, LLP the issue of its independence from us.

          Based on its review of the audited financial statements and the various discussions noted above, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

          This report is submitted by the members of the audit committee as of April 18, 2001.

                                          Alex M. Cranberg
                                          William D. Dodge, III
                                          Hobart A. Smith

          Compensation Committee. The compensation committee, which consists of Messrs. Campbell, Randall and Smith, recommends to the board the compensation of executive officers and directors and the adoption of stock grants and stock options plans. The Compensation Committee met two times in 2001.

DIRECTORS' COMPENSATION

     The Board of Directors has adopted a standard compensation policy for each of its directors whereby each director is paid a quarterly fee of $5,625. There are currently no additional amounts paid for committee participation or special assignments.

     In addition to fees, each Director has been issued:

     - an option to purchase 12,000 shares of common stock at an exercise price of $1.83 per share exercisable through May 15, 2008; and

     - an option to purchase an additional 12,000 shares of common stock at a price of $2.10 per share exercisable through May 15, 2009; and

     - an option to purchase an additional 12,000 shares of common stock at a price of $2.38 per share exercisable through May 15, 2010.

     In conjunction therewith, each such director has purchased and was issued 12,000 shares of common stock at a price of $1.83 per share payable one-third upon subscription, one-third one year thereafter, and the balance two years after purchase.

BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information, as of March 28, 2002, with respect to the common stock owned by (i) each person known by management to own beneficially more than 5% of the Company's outstanding common stock; (ii) each of the Company's directors and each executive officer who received compensation in 2002 in excess of $100,000; and (iii) all directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to such shares.

                                                            NUMBER OF         PERCENT OF
NAME OF BENEFICIAL OWNER                                    SHARES(1)         CLASS(2)(3)
------------------------                                    ----------        -----------
Esenjay Petroleum Corporation(4)..........................   4,896,415           25.6%
Aspect Energy LLC(5)......................................   4,729,456           24.7%
David W. Berry(6).........................................     870,297(7)         4.4%
Alex M. Cranberg(5).......................................   4,831,568(8)        25.2%
Michael E. Johnson(4).....................................   5,665,169(9)(10)    28.6%
Charles J. Smith(4).......................................   4,985,415(9)        26.0%
Alex B. Campbell(5).......................................      36,000(11)          *
William D. Dodge, III(6)..................................      48,000(11)          *
Jack P. Randall(6)........................................      48,000(11)          *
Hobart A. Smith(6)........................................      48,000(11)          *
Jeffrey B. Pollicoff(6)...................................      50,000(11)          *
William L. Jackson(4).....................................     110,317(12)          *
Dale W. Alexander(4)......................................     120,340(13)          *
David B. Christofferson(6)................................     221,137(14)        1.1%
Wellington Management Company, LLP(15)....................   1,660,000            8.7%
All executive officers and directors as a group (11
  persons)................................................  11,994,716(16)       57.0%

---------------

  *  Less than 1%

 (1) Includes all shares of common stock with respect to which each person, executive officer or director who directly or through any contract, arrangement, understanding, relationship or otherwise, has or shares the power to vote or to direct voting of such shares or to dispose or to direct the disposition of such shares. Includes shares that may be purchased under stock options exercisable within 60 days.

 (2) Based on 19,140,667 shares of common stock outstanding at March 28, 2002, plus, for each beneficial owner, those number of shares underlying exercisable options held by each executive officer or director.

 (3) Percent of class for any stockholder listed is calculated without regard to shares of common stock issuable to others upon exercise of outstanding stock options or warrants. Any shares a stockholder is deemed to own by having the right to acquire by exercise of a stock option or warrant are considered to be outstanding solely for the purpose of calculating that stockholder's ownership percentage.

 (4) Address: c/o Esenjay Exploration, Inc., 500 North Water Street, Suite 1100 South, Corpus Christi, Texas 78471.

 (5) Address: 511 16th Street, Suite 300, Denver, Colorado 80202.

 (6) Address: c/o Esenjay Exploration, Inc., 500 Dallas, Suite 2920, Houston, Texas 77002

 (7) Includes 668,000 shares of common stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days.

 (8) Includes (i) 54,112 shares of common stock owned by the spouse of Mr. Cranberg and (ii) 4,729,456 shares of common stock owned by Aspect, as to which Mr. Cranberg disclaims beneficial ownership. Also includes 36,000 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days.

 (9) Includes 4,896,415 shares of common stock owned by EPC, as to which Messrs. Johnson and Smith disclaim beneficial ownership.

(10) Includes 636,000 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days.

(11) Includes 36,000 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days.

(12) Includes 75,000 shares of common stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days and 1,753 shares of common stock owned by the spouse of Mr. Jackson.

(13) Includes 100,000 shares of common stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days.

(14) Includes 208,667 shares of common stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days.

(15) Address: 75 State Street, Boston, Massachusetts 02109.

(16) Includes 1,903,667 shares issuable pursuant to stock options held by executive officers and directors that are currently exercisable.

CHANGE IN CONTROL

     Stockholders Agreement. EPC, Aspect, each of the Company's directors and David B. Christofferson, Senior Vice President and General Counsel to the Company (collectively, the "Stockholders"), who collectively own approximately 52% of the issued and outstanding Shares, have entered into a Stockholders Agreement with the Parent (the "Stockholders Agreement") pursuant to which they have agreed, among other things, to tender their Shares under and in accordance with the terms of the Offer as soon as practicable after the Offer has been commenced and not to withdraw those tendered Shares unless the transactions contemplated by the Agreement are not consummated for certain reasons. In addition, each of the Stockholders also have agreed that they will duly and properly vote all of their Shares entitled to vote on the Merger in favor of adoption of the Merger, and that if any action or agreement is submitted to the stockholders of the Company which, if taken effect, reasonably could be expected to (i) result in a breach of any representation, warranty covenant or other agreement of the Company in or under the Agreement or (ii) prevent, impede, interfere with, delay or postpone the consummation of the Offer or the Merger, they will duly and properly vote all of their Shares entitled to vote on that matter against the taking of that action or of effecting that agreement.

     The foregoing summary of the terms of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as Exhibit (d)(2) to the Schedule TO.

     Option Agreement. Parent has entered into an Option Agreement dated as of March 17, 2002 (the "Option Agreement"), with Alex M. Cranberg, Aspect, Michael
E. Johnson, EPC and David W. Berry (the "Optionors"). The shares of common stock held by the Optionors represent in the aggregate approximately 52% of the issued and outstanding shares of common stock. Under the terms of the Option Agreement, the Optionors have granted to Parent an irrevocable option to purchase all of the shares of each of the Optionors, as well as any other Company securities that any Optionor acquires after March 17, 2002.

     Parent may, at its election, exercise the option in whole, but not in part, during the "Option Exercise Period" which, if (i) Parent terminates the Agreement pursuant to Section 9.01(a)(3) of the Agreement; or (ii) the Company becomes or purports to become entitled to, and does or purportedly does, terminate the Agreement under Section 9.01(a)(4) of the Agreement, is the 30-day period beginning on the next day following the Purchaser's termination of the Offer without having purchased any shares.

     Each Optionor has agreed to abide by certain limitations on each of his or its competitive activity with the Company from March 17, 2002 until the close of business on March 17, 2003. Accordingly, each Optionor must not: (i) acquire or enter into an agreement to acquire any interest in the lands or minerals located within the non-competitive area the Option Agreement describes, whether by means of lease, purchase, assignment, trade, sublease, easement, farmout or any other form of acquisition, including any merger with or acquisition of stock or ownership interests in another entity; or (ii) call on or otherwise solicit any natural person who is at that time employed by the Company in a managerial capacity with the purpose or intent of attracting that person from the employ of the Company. If any Optionor should acquire any interest in the non-compete area in violation of the terms of the Option Agreement, such Optionor must transfer the acquired interest to the Company within 30 days of the acquisition of the interest without receiving payment for the interest transferred.

     The foregoing summary of the terms of the Option Agreement is qualified in its entirety by reference to the Option Agreement, which is filed as Exhibit
(d)(3) to the Schedule TO.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth the total remuneration paid during 2001, 2000, and 1999 to the individuals who served as chief executive officer of the Company during 2001 and the Company's four other most highly compensated officers who received compensation in excess of $100,000 during 2001.

                                                                                SECURITIES
                                                                                UNDERLYING
                                                                                 OPTIONS/
NAME AND PRINCIPAL POSITION              YEAR   SALARY($)(1)   BONUS($)(1)(2)   SARS(#)(3)
---------------------------              ----   ------------   --------------   ----------
Michael E. Johnson.....................  2001     $200,000        $79,000             --
  President and Chief Executive Officer  2000     $200,000        $84,771        600,000
                                         1999     $200,000             --             --
David W. Berry.........................  2001     $155,000        $61,225             --
  Chairman of the Board                  2000     $155,000        $65,698        600,000
                                         1999     $155,000             --             --
David B. Christofferson................  2001     $130,000        $51,350             --
  Senior Vice President and              2000     $130,000        $55,101        150,000
  Principal Financial Officer            1999     $130,000             --             --
William L. Jackson.....................  2001     $114,700        $45,307             --
  Senior Vice President -- Operations    2000     $114,700        $47,401         75,000
                                         1999     $114,700             --             --
Dale Alexander.........................  2001     $100,000        $38,841             --
  Vice President -- Exploitation         2000     $100,641        $40,266        100,000
                                         1999     $ 95,000             --             --

---------------

(1) Does not include perquisites and other personal benefits the aggregate value of which is the lesser of either $50,000 or 10% of the total of annual salary and bonus.

(2) The Company has instituted a bonus plan that is significantly based upon dollars expended during a given year on drilling and completion costs contrasted with the present value return in the form of net revenue received and projected to be received as determined by engineering evaluation of such drilled projects. 1999 operations results were primarily used to determine the 2000 bonus. 1999 and 2000 operations results were primarily used to determine the 2001 bonus. The bonus may be paid up to 50% in common stock, based upon market value at the time of issuance, at the election of the Company.

(3) Represents the number of shares of common stock issuable pursuant to vested and non-vested stock options that were granted during the year.

OPTION EXERCISE AND YEAR-END VALUES

     The following table sets forth certain information as of December 31, 2001 with respect to the unexercised options to purchase common stock to the individuals named in the Summary Compensation Table above. None of such individuals exercised any stock options during 2001:

                        DECEMBER 31, 2001 OPTION VALUES

                                                             DECEMBER 31, 2001   DECEMBER 31, 2001
                             SHARES ACQUIRED      VALUE        EXERCISABLE/        EXERCISABLE/
NAME                         ON EXERCISE(#)    REALIZED($)     UNEXERCISABLE     UNEXERCISABLE(1)
----                         ---------------   -----------   -----------------   -----------------
Michael E. Johnson(2)......         --              --           636,000/0          $351,000/0
David W. Berry(3)..........         --              --           668,000/0           351,000/0
David B.
  Christofferson(4)........         --              --           208,667/0            87,750/0
William L. Jackson(5)......         --              --            75,000/0            43,875/0
Dale W. Alexander(5).......         --              --           100,000/0            58,500/0

---------------

(1) Based on the last sale price of the Common Stock on the Nasdaq Small-Cap Market on December 31, 2001 of $2.96.

(2) 600,000 options are exercisable at a price of $2.375 per share, 12,000 options are exercisable at $1.83 per share, 12,000 options are exercisable at $2.10 per share and 12,000 options are exercisable at $2.38 per share.

(3) 600,000 options are exercisable at a price of $2.375 per share, 32,000 options are exercisable at a price of $3.78 per share, 12,000 options are exercisable at $1.83 per share, 12,000 options are exercisable at $2.10 per share and 12,000 options are exercisable at $2.38 per share.

(4) 150,000 options are exercisable at a price of $2.375 per share and 58,667 options are exercisable at a price of $3.78 per share.

(5) All options are exercisable at a price of $2.375 per share.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, AND CHANGE-IN-CONTROL ARRANGEMENTS

     Under the Company's Employee Incentive and Severance Protection plan (the "Severance Plan"), all of the Company's employees as of March 17, 2002, will be entitled to receive "Incentive Benefits" and "Severance Benefits" as a result of the Change in Control that will occur upon consummation of the Offer. Under the Severance Plan, each "Participant" will be entitled to receive a single cash payment as incentive compensation in an amount of cash equal to one-half of the Participant's base salary (the "Incentive Benefit"), to be paid on the earlier of six months after the date of the Change in Control or five days after the date the Participant becomes eligible to receive an Incentive Benefit due to the Participant's termination of employment for "Good Reason" or being terminated for reasons other than "Cause". In addition, each Participant also shall be entitled to receive a Severance Benefit following the Change in Control if either (i) during the period beginning of the date on the Change in Control and ending nine months after the Change in Control, the Company terminates Participant's employment for any reason other than for Cause or (ii) if during the period beginning nine months after a Change in Control and ending eleven months after a Change in Control, the Company terminates the Participant's employment for any reason, other than for Cause, without giving the Participant 60 days' advance notice of the termination. The amount of the Severance Benefit is equal to one-quarter of the Participant's base salary. In addition to Incentive Benefits and Severance Benefits, each Participant also is entitled to receive all medical, dental, vision and health benefits and insurance coverage provided to the Participant at the time of the termination of employment for a period of twelve months after the Participant's termination of employment. All terms used but not otherwise defined in this paragraph have the meanings set forth in the Severance Plan.

     In addition to the Company's Severance Plan, the Company has individual agreements with Messrs. Johnson, Berry and Christofferson which will result in Messrs. Johnson's and Berry's Incentive Benefit being increased from three months to six months salary, and Mr. Christofferson's Incentive Benefit being increased from six months to twenty-four months salary. Mr. Christofferson's Incentive Benefit is due upon a change in control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company and Aspect Management Corporation, the manager of Aspect ("Aspect Management"), entered into a Geotechnical Services Consulting Agreement on May 14, 1998, pursuant to which Aspect Management may perform geotechnical services for the Company. To the extent that Aspect Management pays or advances costs or expenses associated with certain assets on behalf of the Company, and to the extent Aspect Management hires independent contractors, such costs and expenses will be billed to the Company. Under the Geotechnical Services Consulting Agreement, Aspect Management must obtain the Company's approval to enter into any related contract or agreement that has a cost exceeding $50,000 net to the Company. The Company must pay Aspect Management for services rendered in an amount equal to Aspect's employee costs, overhead costs and general and administrative costs associated with the services rendered thereunder. The agreement terminates on May 14, 2002, unless terminated by either party with 90 days' written notice to the other party. No such services were provided in 2000 or 2001 under this agreement.

     The Company operates certain wells in which Aspect and EPC own interests. Pursuant to joint operating agreements which include the same terms as apply to unrelated third parties, Aspect and EPC pay normal operation costs associated with such wells. Conversely, Aspect operates certain exploration projects and wells in which the Company owns interests. Pursuant to joint operating agreements which include the same terms as apply to unrelated third parties, the Company pays normal operation costs associated with such exploration projects and wells.

     In 2000, Somersault, LLC, an investment entity owned 100% by David W. Berry, the Chairman of the Board of Directors of the Company, purchased working interests in three exploratory drilling prospects operated by the Company. In 2001, Somersault, LLC purchased a working interest in one exploratory drilling prospect operated by the Company. All of the working interests were purchased pursuant to the same terms as concurrent transactions with industry partners. The total costs paid by Somersault, LLC to the Company in 2000 and in 2001 were less than $100,000 per year.

     In 1999, the Company retained the firm of Randall and Dewey, Inc. ("Randall and Dewey") to assist in the marketing and sale of interests in its Raymondville Project in Willacy County, Texas. Jack P. Randall, a director of the Company, is also President and CEO and a substantial shareholder of Randall and Dewey. Pursuant to the agreement with Randall and Dewey, the Company reimbursed Randall and Dewey for $30,715 in costs incurred in 1999. In addition, upon closing of a sale of interests in the Raymondville Project in March of 2000, the Company paid Randall and Dewey a transaction fee of $382,192. This fee included a base transaction fee of $250,000 plus 0.75% of the total selling price. The Company's share of the fee was approximately 80.88% with third parties who also sold interests in the Raymondville Project, including EPC, reimbursing the Company for their 19.12% pro rata share of the total fee. The Company believes the fee charged was the normal fee which would be charged to third parties for comparable services.

     In 2000 the Company retained the firm of Randall and Dewey to initiate, analyze and manage potential transactions which may better maximize shareholder value. Potential alternatives included possible mergers, acquisitions or a potential cash sale. In 2000, the Company paid Randall and Dewey an advisory fee of $150,000. In the event a transaction is consummated pursuant to its agreement with Randall and Dewey, the Company would owe Randall and Dewey a transaction fee of 0.75 percent of the value of the transaction plus 1.125% of the value of the transaction in excess of $56.7 million. The tender offer of Santos currently pending is such a transaction.

     Any future transaction between the Company and any of its directors, officers or owners of five percent or more of the Company's then outstanding Common Stock will be on terms no less favorable than would reasonably be expected from an independent third party, and will be approved by a majority of the directors who do not have an interest in the proposed transaction and who have had access to the Company's outside legal counsel with respect to such transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Security and Exchange Commission. Our officers, directors and 10% shareholders also are required by SEC rules to furnish us with copies of all Section 16(a) reports they file. Based solely on our review of the copies of the forms we received, or written representations from certain reporting persons that they were not required to file a Form 5, we believe that, during the fiscal year ended December 31, 2001, our officers, directors and 10% shareholders complied with all Section 16(a) filing requirements applicable to such individuals.